ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

October 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
21 October 2008 (ASX: Announcement & Media Release – Stokes Bay 1 Well Testing Update)

10/27

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

21 October 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 WELL TESTING UPDATE

The Company has been advised by the Operator that the Stokes Bay-1 testing programme equipment and specialised well workover and stimulation personnel are currently on the Stokes Bay 1 wellsite, in the EP104/R1 permits located in the Canning Basin, near the town of Derby, Western Australia.

The workover and testing crew have completed the set up and preparation activities and commenced initial fresh water circulation and swabbing. These activities will continue until the arrival of the nitrogen unit and other nitrogen test equipment at the wellsite.

Final technical work on the Stokes Bay-1 testing programme concluded that nitrogen is the most suitable fluid for circulation of the heavy drilling fluids above the Nullara Formation carbonate reservoir in the wellbore to reduce the pressure on the formation. This test programme is designed to induce flow of the formation fluids from the cavernous Nullara Formation.

The Stokes Bay-1 testing to date has not provided any formation fluids from the Nullara Formation and this test programme is designed to determine the presence of hydrocarbons and the extent of the reservoir parameters.

The participants to the Joint Venture in the EP 104 Permit and the R1 Retention Lease are:

ARC Energy Ltd (Held on behalf of Buru Energy Ltd)	38.95% (Operator)
Empire Oil & Gas N.L/Gulliver Productions Pty Ltd	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix PLC	10%
First Australian Resources Limited	**8.0%**
Indigo Oil Pty Ltd	5.5%

For information on FAR's drilling activities visit our website at www.far.com.au

END

Unit 81, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au